EXHIBIT 99.1

SANTO MINING CORP., ANNOUNCES FIRST QUARTER 2019 RESULTS

HO CHI MINH CITY, VIETNAM, March 2, 2021 /EINPresswire.com/ Santo Mining Corp. dba Santo Blockchain Labs (OTC PINK:SANP) today reported operational and financial results for the first quarter of 2019 and a corporate update.

Key Q1FINANCIALS2019 financial highlights for the first quarter of 2019 included:

•First-quarter 2019 revenue of $5,000USD compared to $0.00USD for the first-quarter 2018

•Recorded a net loss of $(527,150)USD for the first-quarter 2019 compared to $(103,970)USD for the first-quarter 2018

•Reported net cash used by operating activities of $970,990USD compared to $(7,928)USD for the first-quarter 2018

Key corporate highlights as of March 1, 2019 include:

•Total common shares authorized: 20,000,000,000 as of March 1, 2021

•Total common shares issued & outstanding: 9,915,559,063 as of March 1, 2021

•Total common shares issued to pay-off notes holders 1,503,325,025 from December 31, 2018, to March 1, 2021

•Total preferred shares authorized: 500,000,000

•Total preferred shares issued & outstanding: 500,000,000 as of March 1, 2021

•Preferred “A” Stock has Voting Right Conversion Rate 1 X 1,000

•dba Santo Blockchain Labs Corp

•Corporate rename of Vietnamese subsidiary from Crypto N3 to SAITEC Technology & Development JSC

Frank Yglesias Chief Executive Officer, Executive Summary:

During Q1 of 2019, we restructured our operations after the crypto market crash of 2018, in which we benched our application development of project code name SKULLYS™ a Reward-Based Non-Fungible Gaming Geo-Positioning Augmented Reality Digital Collectibles.  Over 100,000 lines of code and over 30,000 man-hours have been invested in project SKULLYS; the Company will be looking into re-opening project SKULLYS in Q3 or Q4 in 2021.

During the restructuring of 2019, the Company started the development of project code name DNATags™, this project was developed as an authentication tag on the blockchain to curtail counterfeiting and provide consumer trust in products that use DNATags™.  The Company entered into a joint venture with Infinity Blockchain Labs of Taiwan to piggyback on their traceability software, during the months that followed after the joint venture the Company realized that the claims stated from Infinity Blockchain Labs of their traceability software being in a production state was inaccurate and misleading.  After 3 months of wasted development time and debugging Infinity Blockchain Labs traceability software, the Company terminated the joint-venture and focused on the original concept of DNATags™.

The year 2020 brought about unforeseen challenges with the global covid-19 pandemic, the Company refocusing its operations on providing outsourcing technology services, as it noticed a demand in the software development services industry due to the global pandemic, this was the main reason the Company filed a name changed of its subsidiary in Vietnam from Crypto N3 to SAITEC.  Since then, the Company has picked up 4 major clients that currently provide software development services and the Company sold 70% of the intellectual property rights of DNATags™ to DNA Brands, Inc.

The company is currently for the first time, operating on a positive cash flow, there is much catching-up in regard to financials, disclosure, and information.  Currently, the Company is still waiting on OTCMarkets to approve its yearly application to upload its last two years' financials, disclosure & information statement, and the legal opinion to be current status on OTCMarkets. After consulting legal counsel and ensuring transparency to the shareholder community the Company reactivated its SEC Edgar filing codes and until OTCMarkets approves the application the Company will disseminate information via 8K filings on the SEC Edgar filing system.

SANTO BLOCKCHAIN LABS

SANTO www.sanp.us is a publicly traded company (OTC:SANP) on the OTCMarkets. The company focuses on the development of blockchain smart digital contracts, and IoT internet of things for everyday life. The Company also operates a website at https://santopool.com (ADAPOOL Ticker: SANP) and provides cryptocurrency staking service to potential Cardano (ADA) delegators. Through its 100% owned subsidiary SAITEC Technology & Development Joint Stock Company in Ho Chi Minh City, VietNam, the company leverages its highly efficient software engineers. VietNam is currently known as the Silicon Valley of South Asia.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this presentation are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments, and business strategies. These forward-looking statements may be identified by the use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "will" and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions, or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected or may prove unachievable.

The Company's business and prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies working with new and rapidly evolving technologies such as blockchain. These risks include, but are not limited to, an inability to create a viable product and risks related to the issuance of tokens. The Company cannot assure you that it will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance as to whether or when (if ever) the Company will achieve profitability or liquidity.

The forward-looking statements included in this press release are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law.